

Mailstop 3233

September 12, 2018

Via E-mail
Mr. Albert M. Campbell, III
Chief Financial Officer
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
6815 Poplar Ave., Suite 500
Germantown, TN 38138

> **Re: Mid-America Apartment Communities, Inc.**
> **Mid-America Apartments, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 23, 2018**

Dear Mr. Campbell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities